June 29, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Enesco Group, Inc. (the “Company”) Form 10-K for the year ended December 31, 2004 File No. 001-09267

Ladies and Gentlemen:

       This letter is submitted by the Company to respond to the comments of the staff of the Securities and Exchange Commission (“SEC”). Each of the staff’s comments is set forth below (with page references unchanged) and is followed by the Company’s response with page references to the Form 10-K filing.

       The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclosure in response to staff’s comments do not foreclose the SEC from taking any action with respect to the filing and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2004

General

1.	We note the information provided to us in your responses to comments 2,4,8,13,17,19,21, 22 and 25 in our letter dated May 11, 2005. Please confirm to us that you intend to include disclosures in your future annual and interim filings, as applicable, to reflect the type of information provided to us to the extent then applicable.

Securities and Exchange Commission
June 29, 2005

Response:

We intend to include disclosures in our future annual and interim filings, as applicable, to reflect the type of information we provided in response to comments 2, 4, 8, 13, 17, 19, 21, 22 and 25 of your letter dated May 11, 2005 to the extent then applicable.

Item 7. Management’s Discussion and Analysis of Financial Position and Results of Operations, page 17
Critical Accounting Policies, page 18

2.	We note your response to comment 5 in our letter dated May 11, 2005. Please confirm to us that you intend to include disclosures in your future annual and interim filings, as applicable:

•	to quantify and discuss the effect of critical accounting estimates on your results of operations for the years presented;

•	to discuss whether changes in your estimates of future operating results and related cash flows are reasonably likely to occur and result in an impairment of your long-lived assets and goodwill; and

•	to reflect the type of information provided to us in your response to the extent then applicable.

Response:

We intend to include disclosures in our future annual and interim filings in response to comment 5 of your letter dated May 11, 2005, as applicable:

•	to quantify and discuss the effect of critical accounting estimates on our results of operations for the years presented;

•	to discuss whether changes in our estimates of future operating results and related cash flows are reasonably likely to occur and result in an impairment of our long-lived assets and goodwill; and

•	to reflect the type of information provided to you in our response to the extent then applicable.

3.	We note your response to comment 7 in our letter dated May 11, 2005. Reserves as to which the additions, deductions and balances are not individually significant may be grouped in one total and in such case the information required by columns C and D of the schedule need not be given. See Rule 12-09 of Regulation S-X. In future filings please revise to group and separately disclose other contra-accounts receivable reserves.

Securities and Exchange Commission
June 29, 2005

Response:

In future filings, we will revise our schedule to group and separately disclose other contra-accounts receivable reserves that are not individually significant in response to comment 7 of your letter dated May 11, 2005.

Liquidity and Capital Resources, page 24

4.	We note your response to comment 11 in our letter dated May 11, 2005. It appears that changes in components of working capital discussed in your proposed analysis of financial position vary significantly from amounts reflected in your statements of cash flow. In future filings, please clarify your discussion and analysis of changes in financial position so that a reader is able to reconcile to the related cash flow amounts.

Response:

In future filings, we will clarify our discussion and analysis of changes in financial position so that a reader is able to reconcile to the related cash flow amounts in response to comment 11 of your letter dated May 11, 2005.

5.	We note your response to comment 12 in our letter dated May 11, 2005. In future filings, please also disclose minimum royalty commitments in your table of contractual obligations. In addition, please confirm to us that you intend to include disclosures in your future annual and interim filings, as applicable, to reflect the type of information provided to us to the extent then applicable.

Response:

In future filings, we will disclose minimum royalty commitments in our table of contractual obligations. We also intend to include disclosures in future annual and interim filings, as applicable, to reflect the type of information provided to you in our response to comment 12 of your letter dated May 11, 2005 to the extent then applicable.

Notes to Consolidated Financial Statements, page 34
Note 1. Summary of Significant Accounting Policies, page 34

Securities and Exchange Commission
June 29, 2005

6.	Reference is made to your response to comment 19 in our letter dated May 11, 2005. You state revenue is recognized when the club kit is shipped and that the membership fee is paid in exchange for products delivered representing the culmination of a separate earnings process. Tell us if the membership fee is refundable or nonrefundable. As previously requested, please advise us of what ongoing services you provide to members subsequent to the sale of the club kit. In this regard, in addition to the physical items included in the kit, it appears that members are also entitled to a quarterly newsletter, access to an exclusive club web site and toll free hotline as well as special surprises throughout the year. Tell us why the membership fee does not include services delivered over the membership period. Further, please explain why your method of recognizing the entire membership fee when the kit is shipped is more reasonable than recording the fee straight-line over the membership term. See SAB Topic 13.A.

Response:

Our club membership fees are nonrefundable, and we reserve the right to change the program without notice. In addition to the physical items included in the club kit (i.e., figurine, tote bag/lunch cooler/case, etc.), members receive a subscription to newsletters, access to member websites, access to toll-free hotlines, special surprises which include opportunities to purchase seasonally themed merchandise, and the opportunity to purchase additional merchandise.

However, upon applying for membership, members must accept the following terms: “I agree to the above stated membership fee and understand membership benefits will be received by myself or the gift recipient within 30 business days after processing, pending inventory availability. (This box must be checked in order to process this application).”

This stipulation demonstrates that the products delivered in the club kit represent the culmination of the earnings process. The newsletters are essentially marketing materials that contain information regarding products, artists, and member stories, as well as special offers and new product offerings. The content of the newsletters and the member website is focused on the brand to which the club relates, but is a subset of the information found on the website available to the general public. The toll-free hotline is a separate number that is given only to members, but is staffed by the same individuals answering our general customer service numbers. Special surprises relate to additional opportunities to purchase merchandise with special themes at different times of the year (e.g., Thanksgiving, Christmas, Father’s Day, etc.). Also, our margins on the sales of club kits are commensurate with margins on sales of other merchandise within the same brand. In like fashion, sales of

Securities and Exchange Commission
June 29, 2005

additional product under special offers are also sold at margins consistent with the brand. Our receipt of the membership fee does not result in our extending to members lower prices for products which may be purchased in the future, but instead extends the limited time opportunity to purchase other product line items not otherwise made generally available to the market. In summary, the actual value obtained by a customer in exchange for his or her membership fee is the contents of the club kit itself.

With respect to SAB Topic 13.A, specifically section 3f, the types of arrangements in which a portion of up-front fees should be deferred relate to situations in which the earnings process has not culminated. In our situation, the pricing of the membership fee is not connected with the other aspects of the membership, and in the absence of those other elements, we believe the customer would still ascribe significant value (relative to the fee) to the club kit contents. In our situation, the exchange of the club kit for the membership fee is the culmination of the earnings process, not the origination of a revenue-generating arrangement. Therefore, we believe our method of recognizing the entire membership fee when the kit is shipped is more reasonable than recording the revenue over the membership term.

Form 10-Q for the Quarter Ended March 31, 2005

Item 1. Financial Statements, page 6

7.	We note that you continued to report an operating and cash flow loss during the quarter ended March 31, 2005. Please tell us the results of your test of the recoverability of long-lived assets at the end of the quarter. In doing so, tell us whether you have revised your estimates of future operating results and cash flows used to test the recoverability of long-lived assets and the extent to which estimated undiscounted cash flows exceed the carrying values of your long-lived assets.

Response:

As of March 31, 2005, we concluded that we did not have an impairment of our long-lived assets. Our non-U.S. operations have continued to generate positive cash flows and have remained profitable. As a result, the long-lived assets at these reporting units are not impaired. With respect to the U.S. operations, we are a distributor, and as a result, we do not have significant long-lived assets, except for our corporate/U.S. headquarters building, and our ERP system.

Securities and Exchange Commission
June 29, 2005

We performed an impairment analysis in December 2004 in connection with the U.S. reporting unit’s long-lived assets The result of that analysis was that the U.S. long-lived assets were recoverable. However, a change in the estimated useful life of the ERP system was warranted. As a result, the ERP system will be fully depreciated before the end of the June 30, 2005 quarter. Also, note that the fair value of our headquarters building is well in excess of its net book value, based on an external appraisal and recent purchase offers.

The projections used for this analysis were materially unchanged through the end of the March 31, 2005 quarter. We are currently preparing revised forecasts to reflect restructuring and other cost reduction activities we are considering. We will consider the impact of these revised forecasts on our long-lived asset valuation in the quarter ended June 30, 2005.

Notes to Consolidated Financial Statement (Unaudited), page 11
Note 2. Summary of Significant Accounting Policies, page 12
Basis of Presentation, page 12
Inventory Reserves, page 14

8.	It appears that your method of establishing inventory reserves to state inventory at the lower of cost or market may result in the recognition of gains on inventory previously written-down to market to the extent that goods identified as excess inventory in one period is not identified as excess inventory in a future period. Please refer to footnote 2 of Statement 3 in Chapter 4 of ARB 43. Please advise.

Response:

Our inventory reserve methodology did not result in the recognition of gains on inventory previously written down, which is consistent with footnote 2 of Statement 3 in Chapter 4 of ARB 43. We acknowledge that the description of our methodology in our Form 10-Q for the quarter ended March 31, 2005 implied a potential for the recognition of gains. We will clarify the description of our methodology in future filings to avoid the implication that gains could be recognized on previously written down inventory.

Item 2. Management’s Discussion and Analysis of Financial Position and Results of Operations, page 21
Liquidity and Capital Resources, page 27

9.	We note your disclosure that you are not aware of any trends, events, demands, commitments or uncertainties that reasonably can be expected to have a material

Securities and Exchange Commission
June 29, 2005

adverse effect on liquidity and the ability to meet anticipated requirements for working capital and capital expenditures. We also note that you have reported operating losses for four of the past five quarters and cash flow losses since 2003 and that your license agreement with Precious Moments will terminate on July 1, 2005. In future filings please discuss the recent trend of operating and cash flow losses, the uncertainties regarding future operating and cash flow results and the potential impact thereof on your business, your ability to comply with debt covenants and your ability to close the additional financing under the global senior revolving credit facility commitment or tell us why a discussion of these matters is not necessary.

Response:

In future filings, we will discuss the recent trend of operating and cash flow losses, the uncertainties regarding future operating and cash flow results and the potential impact thereof on our business, our ability to comply with debt covenants and our ability to close replacement financing under the global senior revolving credit facility commitment.

* * *

     Any questions regarding the above responses should be directed to me at (630) 875-5990 or Koreen Ryan at (630) 875-5544.

Sincerely,

/s/ Paula E. Manley

PAULA E. MANLEY
Chief Financial Officer

cc:	Bill Thompson, Staff Accountant Donna Di Silvio, Staff Accountant